

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2010

Mr. Tim Score
Chief Financial Officer
Arm Holdings plc
110 Fulbourn Road
Cambridge CB1 9NJ, England

      Re: Arm Holdings plc
              Form 20-F for the Fiscal Year Ended December 31, 2009
              Filed April 15, 2010
              File No. 000-29644

Dear Mr. Score:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief